Filed Pursuant to
Rule 424(b)(3)
SEC File No. 333-108821

$125,000,000

TEKELEC

2.25% Senior Subordinated Convertible Notes Due 2008
and
Common Stock Issuable Upon Conversion Thereof

In June 2003, we issued and sold in a private offering $125,000,000 aggregate principal amount of our 2.25% Senior Subordinated Convertible Notes due 2008. The initial purchaser of the notes in that offering resold the notes in reliance on an exemption from registration under Rule 144A of the Securities Act of 1933, as amended. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from the sale of the notes or the common stock by the selling securityholders.

The notes will bear interest at a rate of 2.25% per annum payable semi-annually in arrears in cash on June 15 and December 15 of each year beginning December 15, 2003. The notes mature on June 15, 2008.

The notes are convertible into our common stock at a conversion rate of 50.8906 shares per $1,000 principal amount of notes, subject to adjustment, prior to the close of business on the final maturity date. Our common stock is quoted on the Nasdaq National Market under the symbol “TKLC.” On December 11, 2003, the closing price of our common stock was $16.14 per share.

We may not redeem the notes at our option prior to their maturity. Upon certain designated events as described in this prospectus, holders may require us to purchase all or part of the notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

The notes are general unsecured senior subordinated obligations of Tekelec, junior in right of payment to all of our existing and future senior indebtedness and senior in right to payment to all of our existing and future subordinated indebtedness. The notes are also effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

For a more detailed description of the notes, see “Description of Notes” beginning on page 18.

Investing in the notes and the common stock issuable upon their conversion involves certain risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 12, 2003.

SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

As used in this prospectus, “Tekelec,” “the company,” “we,” “our,” “ours” and “us” refer to Tekelec and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

i

SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should carefully read this entire prospectus, including the section entitled “Risk Factors” and the information incorporated by reference herein, including our financial statements and the notes thereto, before making an investment decision.

Tekelec

     Tekelec designs, manufactures, markets and supports Network Signaling products (formerly known as Network Systems products) and selected service applications for telecommunications networks and contact centers. Our customers include telecommunications carriers, network service providers and contact center operators. Santera Systems Inc., our majority owned subsidiary, designs, manufactures, markets and supports next-generation switching products for network service providers.

     Our Network Signaling products help direct and control voice and data communications. They enable carriers to control, establish and terminate calls. They also enable carriers to offer intelligent services, which include any services other than the call or data transmission itself. Examples include familiar products such as call waiting, caller ID, voice messaging, toll free calls (e.g., “800” calls), prepaid calling cards, text messaging and local number portability. Some of our Network Signaling products also allow the monitoring and surveillance of network elements while the network is in operation and deliver revenue assurance features such as fraud protection.

     We believe that voice and data networks will increasingly interoperate, or converge, and that network convergence should provide opportunities to expand sales of our Network Signaling products and service applications, several of which are designed specifically for converged networks. Santera’s next-generation switching products also allow network service providers to migrate their network infrastructure from circuit-based technology to packet-based technology.

     Our contact center products provide workforce management and intelligent call routing systems for single and multiple site contact centers. We sell our contact center products primarily to customers in industries with significant contact center operations such as financial services, telecommunications and retail.

Recent Development

     On August 1, 2003, we initiated an employee stock option exchange program which expired on August 29, 2003. As part of the exchange program, we canceled options to purchase 1,480,890 shares of our common stock and agreed to issue new options to purchase approximately 603,736 shares of our common stock in exchange for the canceled options. Under the terms of the program, we plan to grant replacement stock options on or after March 1, 2004.

Corporate Information

     We were incorporated in California in 1971. Our principal executive offices are located at 26580 West Agoura Road, Calabasas, California 91302. Our telephone number at that location is (818) 880-5656. Our web site is located at http://www.tekelec.com. The information contained on our web site is not a part of this prospectus.

     Eagle, IEX and the Tekelec logo are registered trademarks of Tekelec. Tekelec, IP7 and GenuOne are trademarks of Tekelec. Santera is a registered trademark of Santera Systems Inc.

THE OFFERING

     The notes were originally issued and sold by us to the initial purchaser, Morgan Stanley & Co. Incorporated, in an offering exempt from registration under the Securities Act of 1933. The initial purchaser resold the notes in transactions exempt from registration under Rule 144A of the Securities Act. For additional information regarding the notes, see “Description of Notes.”

Issuer	Tekelec.

Securities Offered	$125,000,000 aggregate principal amount of 2.25% Senior Subordinated Convertible Notes due 2008.

Maturity Date	June 15, 2008.

Ranking	The notes are general unsecured subordinated obligations of Tekelec, junior in right of payment to all of our existing and future senior indebtedness, equal in right of payment to all of our existing and future senior subordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. We had no senior indebtedness outstanding as of September 30, 2003. The notes will be effectively subordinated to all of the indebtedness and other obligations of our subsidiaries, including trade payables. As of September 30, 2003, our subsidiaries had approximately $7.2 million of indebtedness outstanding, excluding trade payables and intercompany indebtedness.

Interest	2.25% per annum on the principal amount, payable semi-annually in arrears in cash on June 15 and December 15 of each year, beginning December 15, 2003.

Conversion	You may convert the notes into shares of our common stock at a conversion rate of 50.8906 shares per $1,000 principal amount of notes, subject to adjustment, prior to the close of business on the final maturity date.

Redemption at our Option	We may not redeem the notes prior to their maturity.

Sinking Fund	None.

Redemption Upon a Designated Event	If a designated event (as described under “Description of Notes—Redemption at Option of the Holder Upon a Designated Event”) occurs prior to maturity, you may require us to purchase all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

Use of Proceeds	We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes.

Registration Rights	We have agreed to use our reasonable best efforts to have the registration statement, of which this prospectus is a part, declared effective within 180 days after the date of filing and to use our reasonable best efforts to keep the shelf registration statement effective until either of the following has occurred:

•	all securities covered by the registration statement have been sold; or

•	the expiration of the applicable holding period with respect to the notes and the underlying common stock under Rule 144(k) under the Securities Act of 1933, or any successor provision.

Risk Factors	You should carefully consider all of the information contained or incorporated by reference in this prospectus prior to investing in the notes or the common stock issuable upon conversion of the notes. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page 4 for a discussion of risks and uncertainties relating to us, our subsidiaries, our business and an investment in the notes or the common stock issuable upon conversion of the notes.

     For purposes of the foregoing summary of the securities being registered, references to “Tekelec,” “we” and “our” refer only to Tekelec and do not include our subsidiaries.

RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     This prospectus and the documents incorporated by reference in this prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

Because our quarterly operating results are difficult to predict and may fluctuate, the market price for our stock may be volatile.

     Our quarterly operating results are difficult to predict and may fluctuate significantly. We have failed to achieve our revenue and net income expectations for certain prior periods, and it is possible that we will fail to achieve such expectations in the future. Fluctuations in our quarterly operating results may contribute to the volatility in our stock price. A number of factors, many of which are outside our control, can cause fluctuations in our quarterly operating results, including among others:

•	changes in overall telecommunications spending;

•	changes in general economic conditions and specific market conditions in the telecommunications industry;

•	fluctuations in demand for our products and the size, timing, terms and conditions of orders and shipments;

•	the lengthy sales cycle of our Network Signaling products, especially with respect to our international customers, and the reduced visibility into our customers’ spending plans for those products and associated revenue;

•	the progress and timing of the convergence of voice and data networks and other convergence-related risks described below;

•	the ability of carriers to utilize excess capacity of signaling infrastructure and related products in their networks;

•	the capital spending patterns of our customers, including deferrals or cancellations of purchases by customers;

•	the trend toward industry consolidation among our customers;

•	our ability to achieve targeted cost reductions;

•	our dependence on wireless carriers for a significant percentage of our revenues;

•	the success or failure of our strategic alliances and acquisitions, including the Santera transaction;

•	unanticipated delays or problems in releasing new products or services;

•	the mix of products and services that we sell;

•	the geographic mix of our revenues and the associated impact on gross margins;

•	the introduction and market acceptance of our and our competitors’ new products, services and technologies;

•	the timing of the deployment by our customers of new technologies and services;

•	the ability of our customers to obtain financing or to otherwise fund capital expenditures;

•	the timing and level of our research and development expenditures and other expenses;

•	the expansion of our marketing and support operations, both domestically and internationally;

•	changes in accounting rules, such as a change requiring the recording of expenses for employee stock option grants;

•	changes in our pricing policies and those of our competitors;

•	worldwide economic or political instability; and

•	failure of certain customers to successfully and timely reorganize their operations, including emerging from bankruptcy.

     Our product sales in any quarter depend largely on orders booked and shipped in that quarter. A significant portion of our product shipments in each quarter occurs at or near the end of the quarter. Since individual orders can represent a meaningful percentage of our revenues and net income in any quarter, the deferral or cancellation of or failure to close a single order in a quarter can result in a revenue and net income shortfall that causes us to fail to meet securities analysts’ expectations for that period. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to adequately compensate for an unexpected near-term shortfall in revenues, and even a small shortfall could disproportionately and adversely affect our operating results for that quarter.

     The factors described above are difficult to forecast and could have a material adverse effect on our business, operating results and financial condition. We may experience a shortfall in revenues in the future, which would adversely affect our operating results. The results in any one quarter should not be relied upon as an indication of our future performance.

We are exposed to general economic and market conditions, and our business has been adversely affected by the current economic downturn.

     Our business is subject to the effects of general economic conditions in the United States and globally and, in particular, market conditions in the telecommunications industry. In recent quarters, our operating results have been adversely affected as a result of the prolonged economic downturn that began in 2000 and which we expect will continue for at least the next several quarters. Our business is particularly affected by the current market conditions in the telecommunications industry and by significantly reduced capital spending in the United States, Europe, Latin America and Asia Pacific. Capital expenditure budgets of telecommunications carriers have been reduced drastically worldwide and many infrastructure customers are burdened by prohibitive debt levels because they borrowed heavily to build, expand or upgrade systems for which there is currently weak demand. The rate at which the telecommunications industry recovers will have a material impact on the financial performance of our Network Signaling business. If the economic conditions in the United States and globally do not improve, or if there is a worsening in the global economic slowdown and market conditions in the telecommunications industry in particular, we may continue to experience material adverse impacts on our business, operating results and financial condition.

We have limited product offerings, and our revenues may suffer if demand for any of our products declines or fails to develop as we expect and if we are not able to develop and market additional and enhanced product offerings.

     We derive a substantial portion of our revenues from sales of our Network Signaling products. During each of 2000, 2001, 2002 and the first nine months of 2003, our Eagle and IP7 signaling products and related services generated over 50% of our revenues, and we expect that these products and services and our other Network Signaling products will continue to account for a substantial majority of our revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for these products, such as competition, technological change or a slower than anticipated rate of deployment of new products and technologies, could cause a significant decrease in our revenues and profitability. Continued and widespread market acceptance of these products is therefore critical to our future success. Moreover, our future financial performance will depend in significant part on the successful and timely development, introduction and customer acceptance of new and enhanced versions of our Eagle, IP7 and packet telephony products and other Network Signaling products. Introducing new and enhanced products such as these requires a significant commitment to research and development that may not result in success. There are no assurances that we will continue to be successful in developing and marketing our Network Signaling products and related services.

     In addition, as a result of our August 2002 sale of the assets of our Network Diagnostics Division, our product offerings are more limited than they were prior to that time. In both 2000 and 2001, we derived approximately 20% of our revenues from sales of our Network Diagnostics products, which are included in discontinued operations.

If wireless carriers do not continue to grow and to buy our Network Signaling products and services, our Network Signaling business would be harmed.

     The success of our Network Signaling business will depend in large part on the continued growth of wireless network operators and their purchases of our products and services. We derive a substantial portion of our revenues from the sale of our Network Signaling products and services to wireless network operators. In each of 2002 and the first nine months of 2003, sales to the wireless market accounted for more than 50% of our Network Signaling revenues. We expect that our sales of Network Signaling products and services to wireless companies will continue to account for a substantial majority of our revenues for the foreseeable future. The continued growth of the domestic and international wireless markets is subject to a number of risks that could adversely affect our revenues and profitability, including:

•	continuing or worsening weakness in the domestic or global economy;

•	a further slowdown in capital spending by wireless network operators;

•	continuing and further adverse changes in the debt and equity markets and in the ability of wireless carriers to obtain financing on favorable terms;

•	delays or scaling back of plans for the deployment by wireless network operators of new wireless broadband technologies; and

•	slowing growth of wireless network subscribers or minutes of use.

     Consequently, there can be no assurances that the wireless network carriers will continue to purchase our Network Signaling products and services for the build-out or expansion of their networks.

Risks related to the potential convergence of voice and data networks

     The market for our products is evolving. Currently, voice conversations are carried primarily over circuit switched networks. Another type of network, packet switched networks, carries primarily data. Circuit and packet networks use fundamentally different technologies. Although we expect a substantial portion of any increases in our future sales of Network Signaling products to result from the interconnection, or convergence, of circuit and packet networks, we cannot accurately predict when such convergence will occur or whether it will fully occur. Therefore, this convergence presents several significant and related risks to our business.

     If the convergence of circuit and packet networks does not fully occur or takes longer than anticipated, sales of our network infrastructure products, and our profitability, could be adversely affected. Any factor which might prevent or slow the convergence of circuit and packet networks could materially and adversely affect growth opportunities for our business. Such factors include:

•	the failure to solve or difficulty in solving certain technical obstacles to the transmission of voice conversations over a packet network;

•	delays in the formulation of standards for the transmission of voice conversations over a packet network; and

•	the imposition on packet network operators of access fees, which they currently do not pay.

     It may be difficult or impossible to solve certain technical obstacles to the transmission of voice conversations over a packet network with the same quality and reliability of a circuit network. For example, delays or gaps in the timing of a message are typically not as critical to data transmissions as they are to voice conversations. The nature of packet switching makes it difficult to prevent such delays or gaps as well as to repair such defects in a way that does not degrade the quality of a voice conversation. If this problem is not solved, the convergence of circuit and packet networks may never fully occur or may occur at a much slower rate than we anticipate. It may also be difficult or time-consuming for the industry to agree to standards incorporating any one solution to such technical issues if such a solution does exist. Without uniform standards, substantial convergence of circuit and packet networks may not occur.

     We cannot accurately predict when these technical problems will be solved, when uniform standards will be agreed upon or when market acceptance of such solutions will occur. Convergence may, however, take much longer than we expect or, as noted above, not fully occur at all. Moreover, uncertainty regarding the technology or standards to be employed in converged networks may cause carriers to delay their purchasing plans.

     Finally, the imposition of access fees on packet networks might slow the convergence of circuit and packet networks. Today, federal regulation requires an operator of a long distance circuit network to pay an access fee to the local phone company serving the recipient of a long distance call. Packet network operators do not currently pay such access fees. In the future, access fees may be imposed on carriers using packet networks to transmit voice calls. These access fees might also be imposed on the termination of “pure” data messages by operators of packet networks. The imposition of these access fees would reduce the economic advantages of using packet networks for voice and other transmissions, which may slow the convergence of circuit and packet networks.

     Customers may prefer the complete switching solutions offered by our competitors. Our product strategy has historically been to develop and provide only certain parts of a network switch which would be used in converged circuit and packet networks. This means that our current IP7 Secure Gateway and our GenuOne media gateway controller need to be deployed with the products of other manufacturers in order to constitute a complete switching solution for a converged network. Some of our competitors, including Lucent, Nortel and Sonus Networks, manufacture complete switching solutions for converged networks that would not require any of our products. Some or all of our customers or potential customers may prefer to purchase such a complete switching solution rather than purchasing our convergence switching products, which must be purchased with switch components made by others. Customers may choose this option because they believe that the complete solution provided by a single vendor is superior. If a significant number of our potential customers prefer a solution made entirely by one manufacturer, our operating results would be adversely affected. For next-generation switching products we have acquired a controlling interest in Santera because we believe the combination of our products and technology with those of Santera will allow us to provide a complete switching solution. However, if the integration of our products and technology is unsuccessful, or if our combined products fail to achieve market acceptance, our strategy could fail.

     Our dependence on strategic relationships with manufacturers of other products makes us potentially vulnerable to the actions and performance of other manufacturers. Because we will continue to offer our IP7 Secure Gateway and GenuOne media gateway controller bundled with the products of other manufacturers as a complete switching solution, we may be adversely affected by the actions of the manufacturers of the other necessary switch elements. First, these manufacturers may not choose to make their product designs compatible with our products. Second, those manufacturers who do choose to make their products compatible with our products may not develop or deliver their products on a timely basis, or may not develop products which perform as expected or are priced competitively. Third, manufacturers of these products may also subsequently change the design of their products in a manner that makes it difficult or impossible to make our products compatible. Fourth, manufacturers of these products may decide to develop a fully integrated network switch for converged networks and may cease selling non-integrated switching products. Finally, because we intend to market a product that incorporates network switching products made by others, any other manufacturer who markets our products together with its products may terminate or cease to fully support its efforts to sell our products. All of these actions will be outside of our control. Any of these actions could materially and adversely affect our business and profitability.

The integration of the business operations of our Packet Telephony Business Unit and Santera may not be successful.

     The Santera transaction requires that we integrate Santera’s operations with those of our Packet Telephony Business Unit. We may not be successful in integrating these operations and we may not realize the expected benefits of the transaction. The integration requires the dedication of management resources, which diverts attention from our day-to-day business. The difficulties of integration may be increased by coordinating geographically separated organizations and integrating personnel. The integration process may cause an interruption of, or a loss of momentum in, the activities of either or both of the companies and may adversely affect our operations. Furthermore, the process of integrating the operations of Santera with our operations could have a material and adverse effect on our ability to retain the key managerial personnel who are critical to our operations.

We may have difficulty in identifying and executing any acquisitions, strategic alliances and joint ventures.

     Our growth is dependent on market growth, our ability to enhance existing products, our ability to introduce new products on a timely basis and market acceptance of our existing and new products. Our growth strategy includes acquiring new products and technologies through acquisitions, strategic alliances and joint ventures. Transactions such as these are inherently risky because of the difficulties that may arise in integrating people, operations, technologies and products. We may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. There can be no assurance that any of the businesses we may acquire can be successfully integrated, that they will perform well once integrated or that they will not materially and adversely affect our business, operating results or financial condition. Acquisitions may also lead to potential write-down, restructuring, or other one-time charges due to unforeseen business developments, which charges may adversely affect our earnings.

If our products do not satisfy customer demand for performance or price, our customers could purchase products from our competitors.

     The telecommunications equipment industry in which we operate is highly competitive, and we expect that the level of competition on pricing and product offerings to continue to be intense. If we are not able to compete successfully against our current and future competitors, our current and potential customers may choose to purchase similar products offered by our competitors, which would negatively affect our revenues. We face formidable competition from a number of companies offering a variety of network systems, monitoring or contact center products. The markets for our products are subject to rapid technological changes, evolving industry standards and regulatory developments. Our competitors include many large domestic and international companies as well as many smaller established and emerging technology companies. We compete principally on the basis of:

•	product performance and functionality;

•	product quality and reliability;

•	customer service and support; and

•	price.

     Many of our competitors have substantially greater financial and technological resources, product development, marketing, distribution and support capabilities, name recognition, established relationships with telecommunications service providers and other resources than we have. In addition, new competitors may enter our markets as a result of shifts in technology, and these competitors may include entrants from the telecommunications, computer software, computer services, data networking and semiconductor industries.

     We anticipate that competition will continue to intensify with the anticipated convergence of voice and data networks. We may not be able to compete effectively against existing or future competitors or to maintain or capture meaningful market share, and our business could be harmed if our competitors’ solutions provide higher performance, offer additional features and functionality or are more reliable or less expensive than our products. Increased competition could force us to lower our prices or take other actions to differentiate our products, which could adversely affect our operating results.

We depend on a limited number of customers for a substantial portion of our revenues, and the loss of one or more of these customers could adversely affect our operating results.

     Historically, a limited number of customers has accounted for a significant percentage of our Network Signaling revenues in each fiscal quarter. Less than 10% of our customers accounted for approximately 50% of our revenues in each of 2001, 2002 and the first nine months of 2003. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small number of customers. Reductions, delays or cancellations of orders from one or more of our significant customers or the loss of one or more of our significant customers in any period could have a material adverse effect on our operating results. In addition, the telecommunications industry has recently experienced a consolidation of both U.S. and non-U.S. companies. We also anticipate that the mix of our customers in each fiscal period will continue to vary. In order to increase our revenues, we will need to attract additional significant customers on an ongoing basis. Our failure to attract a sufficient number of such customers during a particular period could adversely affect our revenues, profitability and cash flow.

If we fail to develop or introduce new products in a timely fashion, our business will suffer.

     If we fail to develop or introduce on a timely basis new products or product enhancements or features that achieve market acceptance, our business will suffer. The markets for our Network Signaling products are characterized by rapidly changing technology, frequent new product introductions and enhancements, short product life cycles, changes in customer requirements and evolving industry standards. Our success will depend to a significant extent upon our ability to accurately anticipate the evolution of new products, technologies and market trends and to enhance our existing products. It will also depend on our ability to timely develop and introduce innovative new products and enhancements that gain market acceptance. Finally, sales of our Network Signaling products depend in part on the continuing development and deployment of emerging standards and our ability to offer new products and services that comply with these standards. We may not be successful in forecasting future customer requirements or in selecting, developing, manufacturing and marketing new products or enhancing our existing products on a timely or cost-effective basis. Moreover, we may encounter technical problems in connection with our product development that could result in the delayed introduction of new products or product enhancements. We may also focus on technologies that do not function as expected or are not widely adopted. In addition, products or technologies developed by others may render our products noncompetitive or obsolete and result in a significant reduction in orders from our customers.

Our products are complex and may have errors that are not detected until deployment, and litigation related to product liability claims could be expensive and could negatively affect our reputation and profitability.

     Products as highly complex as ours may contain undetected defects or errors when first introduced or as new versions are released, and those defects or errors may not be detected until deployment. Such defects or errors, particularly those that result in a failure of telecommunications networks or our signaling or switching products, could harm our customer relationships, business and reputation, and there can be no assurances that our products will not have defects or errors. A product liability claim brought against us could result in costly, protracted, highly disruptive and time consuming litigation, which would harm our business. In addition, we may be subject to claims arising from our failure to properly service or maintain our products or to adequately remedy defects in our products once such defects have been detected. Although our agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these limitations may not be effective under the laws of some jurisdictions, particularly since we have significant international sales. Although we maintain product liability insurance, it may not be sufficient to cover all claims to which we may be subject. The successful assertion against us of one or a series of large uninsured claims would harm our business. Although we have not experienced any significant product liability claims to date, our sale and support of products may entail the risk of these types of claims and subject us to such claims in the future.

We are dependent on relationships with strategic partners and distributors and other resellers.

     We believe that our ability to compete successfully against other network systems product manufacturers depends in part on distribution and marketing relationships with leading communications equipment suppliers. If we cannot successfully enter these types of relationships on favorable terms to us or maintain these relationships, our business may suffer.

     In addition, we expect to increasingly rely on the deployment of our products with those of other manufacturers, systems integrators and resellers, both domestically and internationally. To the extent our products are so incorporated, we depend on the timely and successful development of those other products.

Our compliance with telecommunications regulations and standards may be time consuming, difficult and costly, and if we fail to comply, our product sales would decrease.

     In order to maintain market acceptance, our products must continue to meet a significant number of regulations and standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories as well as standards established by Telcordia (formerly Bell Telecommunications Research). Internationally, our products must comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union. As these standards evolve and if new standards are implemented, we will be required to modify our products or develop and support new versions of our products, and this will increase our costs. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry standards could prevent or delay introduction of our products, which could harm our business.

     In order to penetrate our target markets, it is important that we ensure the interoperability of our products with the operations, administration, maintenance and provisioning systems used by our customers. To ensure this interoperability, we periodically submit our products to technical audits. Our failure or delay in obtaining favorable technical audit results could adversely affect our ability to sell products to some segments of the communications market.

     Government regulatory policies are likely to continue to have a major impact on the pricing of existing as well as new public network services and, therefore, are expected to affect demand for such services and the communications products, including our products, which support such services. Tariff rates, whether determined autonomously by carriers or in response to regulatory directives, may affect cost effectiveness of deploying public network services. Tariff policies are under continuous review and are subject to change. User uncertainty regarding future policies may also affect demand for communications products, including our products. In addition, the convergence of circuit and packet networks could be subject to governmental regulation. Regulatory initiatives in this area could adversely affect our business.

We have significant international sales, and international markets have inherent risks.

     International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and duties, difficulties in staffing and managing foreign operations and distributors, longer payment cycles, greater difficulty in accounts receivable collection, political and social unrest, nationalization of business, economic instability and potentially adverse tax consequences. Doing business overseas is generally more costly than doing business in the United States. We sell our products worldwide through our direct sales forces, distributors and other resellers, wholly owned subsidiaries in the United Kingdom, Canada, France, Italy, Germany, Brazil and Singapore and a representative office in China. International sales of our products accounted for 21% in 2000, 17% in 2001, 18% in 2002 and 17% in the first nine months of 2003. Our international sales are to a limited extent denominated in local currencies while most of our international sales are U.S. dollar-denominated. We expect that international sales will continue to account for a significant portion of our revenues in future periods.

     Our international sales and other activities also subject us to the risks relating to price controls, export regulations, restrictions on foreign currencies and trade barriers imposed by foreign countries, exchange rate fluctuations and exchange controls. For example, exchange rate fluctuations on foreign currency transactions and translations arising from international operations may contribute to fluctuations in our business and operating results. Fluctuations in exchange rates could also affect demand for our products. If, for any reason, exchange or price controls or other restrictions in foreign countries are imposed, our business and operating results could suffer. In addition, any inability to obtain local regulatory approvals in foreign markets on a timely basis could harm our business.

     In particular, if we are not able to manage our continuing expansion into Europe, Asia Pacific and Latin America, our business may suffer. In addition, we are relatively unknown in Asia Pacific and Latin America, and we may have difficulty establishing relationships, building name recognition or penetrating these markets, which could adversely affect our performance in these markets. Moreover, telecommunications networks outside of the United States generally have a different structure, and our products may not be completely compatible with this different structure. As a result, our products may not be competitive with those of our competitors.

     Access to foreign markets is often difficult due to the established relationships between a government-owned or controlled communications operating company and its traditional suppliers of communications equipment. These foreign communications networks are in many cases owned or strictly regulated by government. There can be no assurances that we will be able to successfully penetrate these markets, particularly for our switching products.

Our loss of services of key personnel or failure to attract and retain additional key personnel could adversely affect our business.

     We depend to a significant extent upon the continuing services and contributions of our senior management team and other key personnel, particularly Fred Lax, our Chief Executive Officer and President, Lori Craven, our Executive Vice President, Global Sales and Marketing Group, Debra May, our Vice President and General Manager, Contact Center Division, and David Heard, President and General Manager, Santera Systems Inc. We do not have long-term employment agreements or other arrangements with our employees that would prevent them from leaving Tekelec. Our future success also depends upon our ongoing ability to attract and retain highly skilled technical, sales and marketing personnel. Even with the continuing economic downturn, competition for these employees remains intense. Our business could suffer and it would be more difficult for us to meet our business plans and key objectives, such as timely product introductions, if we were to lose any key personnel and not be able to find appropriate replacements in a timely manner or if we were unable to recruit and retain additional highly skilled personnel.

There can be no assurances that our measures to protect our proprietary technology and other intellectual property rights are adequate and if we fail to protect those rights, our business would be harmed.

     Our success depends to a significant degree on our proprietary technology and other intellectual property. Although we regard our technology as proprietary, we have sought only limited patent protection. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality agreements and contractual restrictions to establish and protect our proprietary rights. These measures, however, afford only limited protection and may not provide us with any competitive advantage or prevent third parties from misappropriating our technology or other intellectual property. In addition, the laws of certain foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, which makes misappropriation of our technology and other intellectual property more likely. It is possible that others will independently develop similar products or design around our patents and other proprietary rights. If we fail to successfully enforce or defend our intellectual property rights or if we fail to detect misappropriation of our proprietary rights, our ability to effectively compete could be seriously impaired which would limit our future revenues and harm our prospects.

     Our pending patent and trademark registration applications may not be allowed, and our competitors and others may challenge the validity or scope of our patent or trademark registration applications. If we do not receive the patents or trademark registrations we seek, or if other problems arise with our intellectual property, our competitiveness could be significantly impaired and our business, operations and prospects may suffer. In addition, we from time to time face challenges to the validity or enforceability of our proprietary rights and litigation may be necessary to enforce and protect our rights, to determine the validity and scope of our proprietary rights and the rights of others, or to defend against claims of infringement or invalidity. Any such litigation would be expensive and time consuming, would divert the attention of our management and key personnel from business operations and would likely harm our business and operating results.

Because we are subject to third parties’ claims that we are infringing their intellectual property and may become subject to additional such claims in the future, we may be prevented from selling certain products and we may incur significant expenses in resolving these claims.

     We receive from time to time claims of infringement from third parties or we otherwise become aware of relevant patents or other intellectual property rights of third parties that may lead to disputes and litigation. Any claims made against us regarding patents or other intellectual property rights could be expensive and time consuming to resolve or defend and could have a material adverse effect on our business. In addition, any such claims would divert the attention of our management and key personnel from our business operations. A successful claim by a third party may require us to modify or cease marketing our products, develop new technologies or products, enter into costly royalty or license agreements with respect to the proprietary rights that are the subject of the infringement claim or refund to our customers all or a portion of the amounts they have paid for infringing products. If such claims are asserted, there can be no assurances that we would prevail, successfully modify our products or be able to acquire any necessary licenses on acceptable terms, if at all. In addition, we may be requested to defend and indemnify certain of our customers and resellers against claims that our products infringe the proprietary rights of others. We may also be subject to potentially significant damages or injunctions against the sale of certain products or use of certain technologies, and there can be no assurances that any such litigation can be avoided or successfully concluded. There can be no assurances that our technologies or products do not infringe on the proprietary rights of third parties or that such parties will not initiate infringement actions against us.

We rely on third parties to provide many of our subsystems and components. If we are unable to obtain our subsystems and components from these parties at reasonable prices or on a timely basis, we may not be able to obtain substitute subsystems or components on terms that are as favorable.

     Certain of our products contain subsystems or components acquired from third parties. These products are often available only from a limited number of manufacturers. In the event that a product becomes unavailable from a current third party vendor, second sourcing would be required. This sourcing may not be available on reasonable terms, if at all, and could delay customer deliveries, which could adversely affect our business.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets.

     We are vulnerable to downturns in the economy and the telecommunications industry and to adverse changes in our customers’ businesses. The current slowdown in the economy in general and in the telecommunications market in particular has weakened the financial condition of many of our customers, which has adversely affected their creditworthiness. Although we have programs in place to monitor and mitigate the associated risks, there can be no assurance that such programs will be effective in reducing our credit risks. We also continue to monitor credit exposure from weakened financial conditions in certain geographic regions, and the impact that such conditions may have on the worldwide economy. We have experienced losses due to customers’ failing to meet their obligations. Although these losses have not been significant, future losses, if incurred, could harm our business and have a material adverse effect on our operating results and financial condition.

Our shareholder rights plan may make it more difficult for a third party to acquire us, despite the possible benefits to our shareholders.

     Our shareholder rights plan may have the effect of delaying, deferring or preventing a change in control of the Company despite possible benefits to our shareholders, may discourage bids at a premium over the market price of the notes and our common stock and may harm the market price of the notes and our common stock.

Risks Related to the Notes

Because there is no existing market for the notes, an investment in the notes may not be liquid, and restrictions on the notes may impair an investor’s ability to sell the notes.

     There is no existing trading market for the notes and we cannot assure you as to the liquidity of any market that may develop, your ability to sell your notes, the price at which you will be able to sell your notes or whether a trading market, if it develops, will continue. If a trading market were to exist, the notes could trade at prices higher or lower than their principal amount, depending on many factors, including prevailing interest rates, the market for similar securities and our operating results. We do not intend to apply for listing of the notes on any U.S. securities exchange or for the inclusion of the notes on any automated quotation system. The notes are currently eligible for trading in the PORTAL market of the National Association of Securities Dealers, Inc.

Rating agencies may provide unsolicited ratings on the notes that could reduce the market value or liquidity of the notes.

     Although we have not requested a rating of the notes from any rating agencies, rating agencies may rate the notes. These ratings could be higher or lower than expected by investors. There is a risk that a lower than expected rating of the notes from a rating agency, or a subsequent decrease in any initial rating, could reduce the market value or liquidity of your note.

We may not have sufficient cash flow to make payments on the notes and our other debt.

     Our ability to pay principal and interest on the notes and our other debt and to fund our planned capital expenditures depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive and regulatory factors. For a discussion of some of these risks and uncertainties, please see “Risk Factors—Risks Related to Our Business.” Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on the notes.

     If our cash flow and capital resources are insufficient to allow us to make scheduled payments on the notes or our other debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations.

     If we cannot make scheduled payments on our debt:

•	our debtholders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our credit facility could terminate their commitments and commence foreclosure proceedings against our assets;

•	we could be forced into bankruptcy or liquidation; and

•	you could lose all or part of your investment in the notes.

You may not receive full payment on the notes if our assets are insufficient to pay debt that is senior to the notes.

     If we are declared bankrupt, become insolvent or are liquidated or reorganized, then any debt that ranks ahead of the notes will be entitled to be paid in full before any payment may be made with respect to the notes. The notes will be general unsecured senior subordinated obligations. However, our senior debt, including any indebtedness under our bank credit agreement and other senior debt we may incur in the future, will be entitled to payment before the notes. The notes will also be effectively junior to any secured debt that we or our subsidiaries may have now or may incur in the future to the extent of the value of the assets securing that debt. Therefore you may not receive all (and may not receive any) payment on the notes in some circumstances, while holders of senior debt may receive all or a portion of the amounts due them. Our existing $20.0 million credit facility is secured by substantially all of our assets, although no amounts are outstanding under this facility as of the date of this prospectus.

     The subordination provisions of the indenture also provide that we can make no payment to you during the continuance of payment defaults on our senior debt, and payments to you may be suspended for a period of up to 179 days if a nonpayment default exists under our senior debt.

     None of our subsidiaries guarantees our obligations under, or has any obligation to pay any amounts due on, the notes. As a result, the notes are effectively subordinated to all liabilities of our subsidiaries. Our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon their liquidation or recapitalization are generally subject to the prior claims of those subsidiaries’ creditors. As of September 30, 2003, our subsidiaries had approximately $7.2 million of indebtedness outstanding, excluding trade payables and intercompany indebtedness.

The notes do not restrict our ability to incur additional debt or to take other actions that could negatively affect holders of the notes.

     We are not restricted under the terms of the notes from incurring additional indebtedness, including secured debt. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. In addition, we are not restricted from repurchasing subordinated indebtedness or our common stock by the terms of the notes.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors, and our stock price may be volatile and could decline substantially.

     The market price of the notes is expected to be affected significantly by the market price of our common stock. As described above, our stock price may decline substantially as a result of the volatile nature of the stock market and other factors beyond our control. The market price for our common stock has experienced price volatility and may continue to be volatile and subject to fluctuations in response to factors including those set forth in this prospectus. The stock markets in general, and The Nasdaq Stock Market and technology and telecommunications companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to companies’ operating performances. These broad market and industry factors, as well as general economic and political conditions, may materially adversely impact the market price of our common stock in the future, regardless of our actual operating performance. Many factors may cause the market price for our common stock to decline following this offering, including:

•	our operating results failing to meet the expectations of securities analysts or investors in any quarter;

•	downward revisions in securities analysts’ estimates;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of our common stock following this offering; or

•	adverse changes in general market conditions or economic trends.

     In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

If you are able to resell your notes, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

     If you are able to resell your notes, the price you receive will depend on many other factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the notes;

•	ratings published by credit rating agencies;

•	our financial condition and operating results;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the price of our common stock;

•	the market for similar securities; and

•	the time remaining to the maturity of your notes.

     As a result of these and other factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

We may not have the ability to redeem the notes in cash if a holder exercises its redemption right on the dates specified herein or upon the occurrence of a designated event.

     Holders of the notes have the right to require us to redeem the notes upon the occurrence of a designated event, such as a change of control, prior to maturity as described under the heading “Description of Notes— Redemption at Option of the Holder Upon a Designated Event.” We may not have sufficient funds to make the required redemption at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to redeem the notes in cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements reflect the current belief, expectations, estimates, forecasts or intent of our management and are subject to and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus and those discussed in our filings with the SEC. Many of these risks and uncertainties are outside of our control and are difficult for us to forecast or mitigate. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of such terms or other comparable terminology.

     We cannot guarantee future results, events, levels of activity, performance or achievements and we do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

USE OF PROCEEDS

     The proceeds from the sale of the notes and the common stock issuable upon conversion of the notes offered pursuant to this prospectus are solely for the accounts of the selling securityholders. Accordingly, we will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for us and our subsidiaries for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing (i) earnings from continuing operations before income taxes and adjustment for minority interests, by (ii) total fixed charges. Fixed charges consist of interest expense on all indebtedness, including a portion of rent expense (33%) we estimated to be the interest component of those rentals, and amortization of debt offering costs for the periods presented.

						Nine Months
	Year Ended December 31,					Ended
						September 30,
	1998	1999	2000	2001	2002	2003

Ratio of Earnings to Fixed Charges	55.8x	2.0x	3.1x	1.0x	3.1x	1.3x

DESCRIPTION OF NOTES

     The notes were issued under an indenture dated as of June 17, 2003 between Tekelec, as issuer, and Deutsche Bank Trust Company Americas, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. Copies of the indenture and the registration rights agreement are available from the trustee and have been filed by us with the SEC.

     The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all of the provisions of the indenture, including the definitions of certain terms used in the indenture, the notes and the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

     As used in this “Description of Notes” section, references to the “the Company,” “Tekelec,” “we,” “our” or “us” refer solely to Tekelec and not to our subsidiaries.

General

     The notes are unsecured senior subordinated debt and rank junior to all of our existing and future senior indebtedness. The notes are convertible into our common stock as described under “Conversion of Notes” below.

     We issued $125,000,000 aggregate principal amount of the notes. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on June 15, 2008, unless earlier converted or redeemed by the holders.

     Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

     Holders are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of Tekelec except to the extent described below under “Redemption at Option of the Holder Upon a Designated Event.”

     The notes bear interest from June 17, 2003 at an annual rate of 2.25%. We will pay interest on June 15 and December 15 of each year, beginning December 15, 2003, to record holders at the close of business on the preceding June 1 and December 1, as the case may be, except interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date.

     We maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal, premium, if any, interest and liquidated damages, if any, on the notes and where you may present the notes for conversion, registration, transfer, exchange or redemption. This office is initially an office or agency of the trustee. We may pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount of notes of at least $2.0 million, you shall be paid, at your written election, by wire transfer of immediately available funds; or

•	by transfer to an account maintained by you in the United States.

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Notes

     Holders may convert any of their notes, in whole or in part, into shares of our common stock prior to the close of business on the final maturity date of the notes.

     The number of shares of common stock holders will receive upon conversion of their notes will be determined by multiplying the number of $1,000 principal amount notes the holder converts by the conversion rate on the date of conversion. Holders may convert notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

     If a holder has submitted notes for redemption upon a designated event, the holder may convert notes only if the holder withdraws the holder’s redemption election.

     Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

     As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) the notes are surrendered for conversion after the record date for the final interest payment under the notes, (2) we have specified a redemption date following a designated event that is during such period or (3) any overdue interest exists at the time of conversion with respect to such notes.

Conversion Procedures

     The initial conversion rate for the notes is 50.8906 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $19.65 per share. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing price of the common stock on the trading day prior to the conversion date multiplied by the fraction of a share that would otherwise be issuable. Except as described herein, you will not receive any accrued interest or dividends upon conversion.

     To convert the note into common stock the holder must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

     The date the holder complies with these requirements is the conversion date under the indenture.

We will adjust the conversion rate if any of the following events occurs:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we issue to all holders of common stock certain rights or warrants to purchase our common stock at a price per share that is less than the then-current market price of our common stock, as defined in the indenture, which rights or warrants are exercisable for not more than 60 days;

(3)	we subdivide or combine our common stock;

(4)	we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants specified above;

•	dividends or distributions specified above; and

•	cash distributions;

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted;

(5)	we distribute cash, excluding (i) any dividend or distribution in connection with our liquidation, dissolution or winding up or (ii) any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any twelve month period does not exceed 5.0% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend;

If an adjustment is required to be made under this clause as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

(6)	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we had distributed to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “United States Federal Income Tax Consequences.”

     We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We will give holders of the notes notice of any such increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “United States Federal Income Tax Consequences.”

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or rights to purchase our common stock or convertible or exchangeable securities.

Subordination of Notes

     The payment of the principal of and premium, if any, interest and liquidated damages, if any, on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. The notes are our senior subordinated indebtedness ranking pari passu with all of our other future senior subordinated indebtedness and senior to all of our existing and future subordinated indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture requires that we promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

     We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or from another person permitted to give such notice under the indenture.

     We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

     No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

     If either the trustee or any other holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

     A portion of our operations are conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depends upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are corporate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment or dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of June 30, 2003, we had approximately $129.1 million of indebtedness other than the notes outstanding, none of which was outstanding as of September 30, 2003. As of September 30, 2003, we had $20.0 million available to be drawn upon under our credit facilities, which would rank senior to the notes. See “Description of Other Indebtedness.” The notes will be effectively subordinated to all of the indebtedness and other obligations of our subsidiaries, including trade payables. As of September 30, 2003, our subsidiaries had approximately $7.2 million of indebtedness outstanding, excluding trade payables and intercompany liabilities.

     Neither we nor our subsidiaries are limited under the indenture from incurring senior indebtedness or additional debt. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities. Our subsidiaries may also from time to time incur additional debt and liabilities.

     We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

     For purposes hereof:

     “designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

     “indebtedness” of Tekelec or any of our subsidiaries means:

     (1)  all of that party’s indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of that party or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

     (2)  all of that party’s reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

     (3)  all of that party’s obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with accounting principles generally accepted in the United States, to be accounted for as capitalized lease obligations on that party’s balance sheet;

     (4)  all of that party’s obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that the party is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including that party’s obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

     (5)  all of that party’s obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

     (6)  all of that party’s direct or indirect guarantees or similar agreements by that party in respect of, and all of that party’s obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

     (7)  any indebtedness or other obligations described in clauses (1) through (6) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by that party, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by that party; and

     (8)  any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (7).

     “senior indebtedness” means the principal of and premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of Tekelec whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by Tekelec, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

     (1)  indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; or

     (2)  any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Redemption at Our Option

     We may not redeem the notes prior to their maturity.

Redemption at Option of the Holder Upon a Designated Event

     If a designated event occurs at any time prior to the maturity of the notes, holders may require us to redeem their notes, in whole or in part, on a redemption date specified by us that is not less than 20 nor more than 35 business days after the date of our notice of the designated event. The notes will be redeemed only in integral multiples of $1,000 principal amount.

     We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, unless the redemption date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest and liquidated damages, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date.

     We will mail to all record holders a notice of a designated event within ten days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to require us to redeem your notes, you must deliver to us or our designated agent, on or before the redemption date specified in our designated event notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer.

     The redemption notice from the holder must state:

(1)	if certificated notes have been issued, the note certificate numbers (or, if the holder’s notes are not certificated, the redemption notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be redeemed, which must be in $1,000 multiples; and

(3)	that the notes are to be redeemed by us pursuant to the applicable provisions of the notes and the indenture.

     Holders may withdraw any written redemption notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the redemption date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the holder’s notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the redemption notice.

     Payment of the redemption price for a note for which a redemption notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the redemption notice. Payment of the redemption price for the note will be made promptly following the later of the redemption date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the redemption price of the note on the business day following the redemption date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the redemption price upon delivery of the note.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

     A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act, as amended, in the event of a designated event.

     The fundamental change redemption rights could discourage a potential acquirer of Tekelec. However, this redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. No notes may be redeemed by us at the option of holders upon a designated event if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the redemption price with respect to the notes.

     We may be unable to redeem the notes upon a designated event. If a designated event were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our redemption of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by Tekelec

     The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

     The following are events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon redemption or otherwise on the notes;

•	we fail to pay any interest or liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to provide notice of the occurrence of a designated event;

•	we fail to deliver common stock upon conversion of the notes in accordance with the indenture;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice;

•	any indebtedness for money borrowed by us or one of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by us) in an outstanding principal amount in excess of $10.0 million is not paid at final maturity or upon acceleration, and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded, within 30 days after written notice as provided in the indenture; or

•	certain events involving our bankruptcy, insolvency or reorganization.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, if any, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

     Payments of principal, premium, if any, interest or liquidated damages, if any, on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, interest or liquidated damages on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable or extend the time by which payment must be made upon redemption in the event of a designated event;

•	adversely change our obligation to redeem any note at the option of a holder upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	change the ranking of the notes in a manner adverse to the holders;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

     The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

     Notes sold by the selling securityholders pursuant to the registration statement of which this prospectus is a part are represented by global notes. The global notes have been deposited with DTC and registered in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Holders may hold their beneficial interests in a global note directly through DTC if such holders are participants in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

     We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Registration Rights of the Securityholders

     We have entered into a registration rights agreement with the initial purchaser for the benefit of the selling securityholders. Pursuant to the registration rights agreement, we agreed to file the shelf registration statement, of which this prospectus is a part, with the SEC covering the resale of the registrable securities within 90 days after the closing date. We will use our reasonable best efforts to cause the shelf registration statement to become effective within 180 days of the filing date. We will use our reasonable best efforts to keep the shelf registration statement effective until the earlier of:

•	The resale of all of the registrable securities pursuant to the shelf registration statement; or

•	the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

     When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration of such securities under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period for such securities under Rule 144(k) under the Securities Act; or

•	the sale of such securities to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

     We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	exceed an aggregate of 90 days for all periods in any 12-month period.

     Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus for up to a total of 60 days in any three-month period under certain circumstances relating to possible acquisitions, financings or other similar transactions.

     We will pay predetermined liquidated damages if the shelf registration statement is not timely made effective or if this prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is filed or made effective or during the additional periods the prospectus is unavailable in excess of the periods specified above; and

•	on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

     A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling security holder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement of which this prospectus is a part;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

     Upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by a holder interested in selling its registrable securities pursuant to the shelf registration statement. In order for a holder to sell registrable securities, the holder must complete and deliver the questionnaire to us at least three business days prior to the holder’s intended distribution. In order for a holder to be named as a selling securityholder in this prospectus at the time of effectiveness of the shelf registration statement, the holder must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request, we will, within five business days, file any amendments to the shelf registration statement or supplements to this prospectus as are necessary to permit a holder to deliver this prospectus to purchasers of registrable securities, subject to our right to suspend the use of this prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If a holder does not complete and deliver a questionnaire or provide the other information we may request, the holder will not be named as a selling securityholder in this prospectus and will not be permitted to sell its registrable securities pursuant to the shelf registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Information Concerning the Trustee

     We have appointed Deutsche Bank Trust Company Americas, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

DESCRIPTION OF OTHER INDEBTEDNESS

     The following is a brief description of the basic terms of our material indebtedness. It does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the instruments governing the indebtedness.

Our Credit Facility

     General. We have a credit facility with Union Bank of California, N.A. which permits us to borrow up to an aggregate principal amount of $20,000,000. We may borrow, repay and reborrow all or part of this credit facility in amounts of not less than $500,000, and we may use such proceeds for general corporate purposes and working capital. The bank may also issue letters of credit which reduce, dollar for dollar, the amounts available under the credit facility. The aggregate amount drawn under all outstanding letters of credit and the aggregate amount of unpaid reimbursement obligations under drawn letters of credit may not exceed $10,000,000. The credit facility expires on August 31, 2004, if we do not renew it. As of September 30, 2003, there were no borrowings outstanding under the credit facility.

     Collateral and Guarantees. The credit facility is secured by a first priority security interest in substantially all of our assets and the assets of our subsidiary, IEX Corporation, a Nevada corporation (“IEX”). IEX also guarantees our obligations under the credit facility. As such, the credit facility ranks senior in right of payment to the notes offered hereby.

     Interest and Fees. At our option and provided that the principal amount outstanding is at least $100,000, the credit facility bears interest at a rate equal to 1.5% per year in excess of Union Bank’s LIBOR Rate for the interest period selected by us. We may elect periods of one, two, three, six, nine or twelve months. Principal amounts outstanding that do not bear interest at the foregoing rate bear interest at a variable rate per year equal to the rate of interest Union Bank from time to time announces as its Reference Rate. If we default under the credit facility, the bank may at its option increase the interest rate on all outstanding principal balances to 5% more than the bank’s variable Reference Rate.

     We are required to pay the bank a commitment fee equal to 0.30% per year, payable quarterly in arrears, on the unused portion of the credit facility. We may also be charged a prepayment fee in the event we prepay any portion of the facility for which we have elected an interest rate based upon the bank’s LIBOR Rate.

     Covenants. The credit facility imposes certain customary financial covenants and other restrictions that, among other things:

•	require us to at all times maintain cash and marketable securities of not less than $40,000,000;

•	require us to maintain certain financial ratios and meet certain net worth and indebtedness tests;

•	require us to achieve consolidated rolling-four quarter EBITDA of not less than $40,000,000 for each fiscal quarter;

•	restrict us from borrowing additional funds, creating liens on our assets, transferring or disposing of our assets, liquidating or dissolving, or enter into mergers, consolidations or acquisitions; and

•	restrict or limit our ability to prepay our subordinated indebtedness, transfer property to our shareholders or their affiliates or make capital expenditures in excess of $30,000,000 in the aggregate in any fiscal year.

     These covenants are subject to qualifications and exceptions.

     Events of Default. The credit facility provides that certain events will constitute events of default, including:

•	our failure to make any payment owed under the credit facility when due;

•	our failure to perform or observe any covenant or condition set forth in the credit facility;

•	the falsity of any of our representations or warranties to the bank;

•	our insolvency or failure generally to pay any of our debts as they become due;

•	the commencement of bankruptcy or dissolution proceedings by or against us;

•	the assignment by us for the benefit of our creditors or appointment of a receiver or other custodian for all or substantially all of our property;

•	our failure to comply with any order of any court or other public authority;

•	the filing or recording against us or our property of any notice of levy, notice to withhold, or other legal process for taxes other than property taxes;

•	the issuance against us or our property of any writ of attachment, execution or other judicial lien;

•	any deterioration of our financial condition which results in the bank in good faith deeming itself insecure; and

•	any default by IEX in performing its obligations under the guarantee or the revocation by IEX of such guarantee.

Our Subsidiary’s Credit Facilities

     As of September 30, 2003, our subsidiaries had approximately $7.2 million of indebtedness outstanding, excluding trade payables and intercompany liabilities, and such indebtedness ranks senior in right of payment to the notes. All of this indebtedness consists of amounts outstanding under two credit facilities of Santera Systems Inc., our majority owned subsidiary.

     Under a credit facility with Comerica Bank-California, Santera may borrow up to $5.0 million, of which approximately $3.5 million was outstanding as of September 30, 2003. The credit facility is secured by a first priority security interest in substantially all of Santera’s assets, excluding intellectual property and excluding assets purchased with the proceeds of Santera’s other credit facility (as described below). Amounts outstanding under the facility bear interest at rates, at Santera’s election, equal to 2.0% per year in excess of Comerica Bank’s prime rate, 4.5% in excess of the rate for one, two or three year U.S. Treasury Notes or 4.5% in excess of the LIBOR rate as determined by Comerica Bank in accordance with the terms of the credit facility. As of September 30, 2003, the amount outstanding under the credit facility was bearing interest at a rate of 6.36% per year. The credit facility expires on November 1, 2005. The credit facility imposes certain customary covenants and other restrictions that, among other things, require Santera to deliver periodic financial reports and to maintain not less than a specified percentage of cash and cash equivalents at Comerica Bank or one of its affiliates. In addition to customary events constituting an event of default, the credit facility provides that Santera’s breach of any agreement that could result in the termination of certain intellectual property licenses under which Santera is the licensee will constitute an event of default under the credit facility.

     Under a credit facility with Third Coast Capital and certain other lenders, Santera had borrowed the amount of approximately $3.7 million as of September 30, 2003. No additional amounts may be drawn under this facility which is secured by a first priority security interest in the equipment purchased with amounts advanced under the facility. As of September 30, 2003, the amount outstanding under the credit facility was bearing interest at a rate of 10.0% per year. The credit facility expires in February 2005, and Santera is required to pay a prepayment fee upon any prepayment.

3.25% Convertible Subordinated Discount Notes Due 2004

     As of June 30, 2003, we had approximately $129.1 million of indebtedness outstanding under the 3.25% convertible subordinated discount notes due 2004 issued by us in November 1999 (the “1999 Notes”). On July 19, 2003, we redeemed all of the 1999 Notes. As a result, none of such indebtedness was outstanding as of September 30, 2003.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

     Our Articles of Incorporation authorize the issuance of up to 200,000,000 shares of common stock, without par value. As of December 1, 2003, 61,558,848 shares of our common stock were outstanding, and we had reserved 18,335,435 shares for issuance upon the exercise of outstanding options and warrants.

Common Stock

     The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders, except that, upon giving notice required by law, shareholders may cumulate their votes in the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Tekelec, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding senior securities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

Rights Plan

     We have adopted a shareholder rights plan and authorized the issuance of one common share purchase right for each outstanding share of common stock. The rights agreement between us and U.S. Stock Transfer Corporation, as rights agent, contains the terms of the shareholder rights plan. The following is a summary of some of the terms of the plan and is qualified by reference to all of the provisions of the rights agreement. If you would like to read the rights agreement, it is on file with the SEC, or you may request a copy from us.

     Exercisability of Rights. Under the rights agreement, one right attaches to each outstanding share of common stock and, when exercisable, entitles the registered holder to purchase from us for a purchase price of $90 one share of common stock, subject to customary antidilution adjustments.

     The rights will not become exercisable until the earlier of:

•	ten business days following a public announcement or our determination that a person or group has become the beneficial owner of securities representing 15% or more, except that such percentage threshold shall be 30% for each of Jean-Claude Asscher, our Chairman of the Board, Tekelec-Airtronic, S.A., an affiliate of Mr. Asscher, Natinco, S.A., one of our principal shareholders, and certain other related persons (collectively, the “Excepted Persons”); or

•	ten business days, or such later date as our board of directors may determine, following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming the beneficial owners of securities representing 15% or more of the voting power of Tekelec’s voting stock without the approval of our board of directors (or such later date as our board of directors may determine, but in no event later than the date that any person or group actually becomes such an owner).

     Additionally, at any time a person or a group has become the beneficial owner of securities representing 15% or more (or, for the “Excepted Persons,” 30% or more) of the voting power of our voting stock without the approval of our board of directors, the “flip-in” and “flip-over” features of the rights may be exercised by any holder, except for such person or group, subject to the right of the board of directors to exchange the rights for shares of our common stock as described below. A summary description of each of these and certain other features of the rights plan follows.

     “Flip In” Feature. In the event that a person or group becomes the beneficial owner of securities representing 15% or more (or, for the Excepted Persons, 30% or more) of the voting power of our voting stock without the approval of our board of directors, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, instead of one share of common stock, shares of common stock having a value equal to twice the exercise price of the right. For example, if we assume that the purchase price of $90 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that has become the beneficial owner of securities representing 15% or more (or 30% or more, as the case may be) of the voting power of our voting stock, can exercise his or her right by paying us $90 in order to receive from us shares of common stock having a value equal to $180.

     Exchange Feature. At any time after a person or group becomes the beneficial owner of securities representing 15% or more (or, for the Excepted Persons, 30% or more), but less than 50%, of the voting power of our voting stock without the approval of our board of directors, our board of directors may, at its option, exchange all or some of the rights, except for those held by such person or group, for common stock at an exchange ratio of one share of common stock per right and cash instead of fractional shares, if any. Use of this exchange feature means that eligible rights holders would not have to pay a purchase price before receiving additional shares of common stock.

     “Flip Over” Feature. In the event we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power is sold, each holder of a right, except for a person or group that is the beneficial owner of securities representing 15% or more (or, for the Excepted Persons, 30% or more) of the voting power of our voting stock without the approval of our board of directors, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company’s capital stock with the greatest voting power having a value equal to twice the exercise price of the right.

     Redemption of Rights. At any time before the earlier of ten business days following a public announcement or our determination that a person or group has become the beneficial owner of securities representing 15% or more (except that, for the Excepted Persons, the threshold is 30%) of the voting power of our voting stock without the approval of our board of directors, our board of directors may redeem all of the rights at a redemption price of $0.005 per right, subject to adjustment. The right to exercise the rights, as described above under “—Exercisability of Rights,” will terminate upon redemption and, at that time, the holders of the rights will have the right to receive only the redemption price for each right held.

     Amendment of Rights Agreement. At any time, our board of directors may amend any or all of the terms of the rights and the rights agreement without the consent of the holders of the rights, including to shorten or lengthen any of the time periods in the rights agreement or increase or decrease the purchase price or the triggering percentages (except that the Excepted Persons must approve certain amendments to the thresholds applicable to them). However, at any time after a person or group beneficially owns securities representing 15% or more (or, for the Excepted Persons, 30% or more) of the voting power of our voting stock without the approval of our board of directors, our board of directors may not adopt amendments to the rights agreement that adversely affect the interests of the holders of the rights. In addition, once the rights are no longer redeemable, our board of directors may not adopt any amendment that would lengthen the time period during which the rights are redeemable, and the triggering percentage may not be less than the greater of the greatest percentage of voting power beneficially owned by any person or group (other than the Excepted Persons) and 10%.

     Termination of Rights. If not previously exercised, the rights will expire on September 5, 2007, unless we earlier redeem or exchange the rights or extend the final expiration date.

     Anti-takeover Effects. Our shareholder rights plan has certain anti-takeover effects. Once the rights have become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with Tekelec in certain circumstances. Accordingly, the existence of the shareholder rights plan may deter potential acquirors from making a takeover proposal or tender offer. The shareholder rights plan should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described above and since a transaction approved by our board of directors would not cause the rights to become exercisable.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences to U.S. holders (as described below) and the material United States federal income and estate tax consequences to non-U.S. holders (as described below) relating to the purchase, ownership and disposition of the notes and of the common stock into which the notes may be converted. For purposes of this summary the Internal Revenue Code of 1986, as amended, is referred to as the “Code” and the Internal Revenue Service is referred to as the “IRS.”

     This summary:

•	does not purport to be a complete analysis of all the potential tax consequences that may be material to a holder based on his or her particular tax situation;

•	is based on the provisions of the Code, the existing or proposed Treasury regulations, administrative pronouncements, and judicial authority, all of which are subject to change, possibly on a retroactive basis, or to differing interpretations;

•	except as otherwise noted, deals only with U.S. holders, as defined below, that will hold notes and common stock into which the notes may be converted as “capital assets” within the meaning of Section 1221 of the Code;

•	is limited to holders of notes who purchase the notes in connection with their original issue from the underwriter at the “issue price” of the notes. For this purpose only, the “issue price” of the notes is the first price at which a substantial amount of the notes is sold to investors (not including sales to bond houses and brokers); and

•	does not address tax consequences applicable to holders that may be subject to special tax rules, such as financial institutions, regulated investment companies, tax-exempt organizations, expatriates, pension funds, insurance companies, dealers in securities or foreign currencies, persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction for tax purposes, persons deemed to sell notes or common stock under the constructive sale provisions of the Code, persons who hold notes through a partnership or other pass through entity, or persons that have a “functional currency” other than the U.S. dollar (except as summarized under “Non-U.S. Holders,” below).

     We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and the IRS may not agree with the statements and conclusions expressed in this summary. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of any applicable state, local, foreign or other tax laws.

     Persons considering the purchase of notes should consult their own tax advisors with respect to the application of the United States federal income, alternative minimum, gift and estate tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

     As used herein, the term “U.S. holder” means a beneficial owner of a note or common stock that is, for United States federal income tax purposes:

•	a citizen or resident, as defined in Section 7701(b) of the Code, of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) its administration is subject to the primary supervision of a United States court and one or more United States persons have authority to control all of its substantial decisions, or (2) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

     For United States federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributable to its owners. A holder of a note that is a partnership and partners in such partnership should consult their own tax advisors about the United States federal income tax consequences related to the purchase, ownership, and disposition of a note or common stock into which a note is converted.

     A non-U.S. holder means a holder of a note or common stock that is not a U.S. holder for United States federal income tax purposes.

U.S. Holders

     The following is a summary of the material United States federal income tax consequences resulting from the purchase, ownership, and disposition of a note or common stock by U.S. holders.

     Payment of Interest

     Interest on a note generally will be includable in the income of a U.S. holder as ordinary income at the time such interest is received or accrued in accordance with such U.S. holder’s method of accounting for United States federal income tax purposes.

     It is expected that the notes will be issued without original issue discount (“OID”) for United States federal income tax purposes. If, however, the “stated redemption price at maturity” (generally equal to the sum of all payments required under the notes other than payments of qualified stated interest) of the notes exceeds the issue price by more than a de minimis amount, U.S. holders will be required to include OID in income for United States federal income tax purposes as it accrues under a constant yield method, regardless of such U.S. holders’ method of accounting. As a result, U.S. holders may be required to include OID in taxable income prior to the receipt of cash by such U.S. holders.

     Sale, Exchange or Redemption of the Notes

     Except as set forth below under “U.S. Holders—Conversion of the Notes,” upon the sale, exchange or redemption of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest not previously included in income, which will be taxable as ordinary income) and the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. holder. Gain or loss realized on the sale, exchange or redemption of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the note had been held for more than one year. The deductibility of capital losses is subject to limitations.

     Adjustments of the Conversion Ratio

     The conversion price on the notes is subject to adjustment under certain circumstances, as described under “Description of Notes—Conversion of Notes.” Section 305 of the Code treats as a distribution taxable as a dividend (to the extent of a corporation’s current or accumulated earnings and profits) certain actual or constructive distributions of stock with respect to stock or convertible securities. Under Treasury regulations, an adjustment in the conversion price, or the failure to make such an adjustment, may be treated as a constructive dividend to the U.S. holder of a note. Generally, any constructive dividend to the U.S. holder of a note will be taxable as a dividend to the extent of our current or accumulated earnings and profits.

     Conversion of the Notes

     A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock. Such U.S. holder’s tax basis in the common stock received on conversion of a note will be the same as the U.S. holder’s adjusted tax basis in the note at the time of the conversion, reduced by any basis allocable to a fractional share, and the holding period for the common stock received on conversion generally will include the holding period of the note converted.

     To the extent, however, that any common stock received upon conversion is considered attributable to accrued interest not previously included in income, the receipt of the common stock will be taxable as ordinary income. The U.S. holder’s tax basis in the shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such common stock will begin on the day following the date of conversion.

     Cash received in lieu of a fractional share of common stock upon conversion should be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally should result in capital gain or loss, which is equal to the difference between the cash received for the fractional share and the U.S. holder’s adjusted tax basis in the fractional share.

     Dividends on the Common Stock

     The amount of any distributions by us in respect of the common stock received on the conversion will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to a tax as ordinary income, to the extent of our current or accumulated earnings and profits. Dividends paid to a corporate U.S. holder may qualify for the dividends received deduction. To the extent that a U.S. holder receives distributions on the common stock in excess of our current and accumulated earning and profits, the distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the common stock and thereafter as long-term or short-term capital gain from the sale or exchange of such common stock, depending on the U.S. holder’s holding period for the common stock. The portion of any distribution treated as a tax-free return of capital will reduce the U.S. holder’s tax basis in the common stock.

     Sale of the Common Stock

     Upon the sale or exchange of common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of the property received upon the sale or exchange and (2) such U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term if the U.S. holder’s holding period in the common stock is more than one year at the time of the sale or exchange. A U.S. holder’s basis and holding period in the common stock received upon conversion of a note are determined as discussed above under “U.S. Holders—Conversion of the Notes.” The deductibility of capital losses is subject to limitations.

     Information Reporting and Backup Withholding

     Information reporting and backup withholding may apply to payments of principal, interest or dividends on or the proceeds from the sale or other disposition of the notes or common stock with respect to certain non-corporate U.S. holders. These U.S. holders generally will be subject to backup withholding at a current rate of 30% (which percent will be periodically reduced to 28 percent in 2006) of such payment if:

•	the U.S. holder fails to furnish its taxpayer identification number (“TIN”) to us or our agent or to establish an exemption from backup withholding;

•	the IRS notifies us or our agent that the TIN furnished by the U.S. holder is incorrect;

•	the IRS notifies us or our agent that the U.S. holder has failed to report interest, dividends or original issue discount; or

•	the U.S. holder fails to certify, under penalty of perjury, that the U.S. holder is not subject to backup withholding under the Code.

     Any amount withheld under backup withholding is allowable as a credit against the U.S. holder’s United States federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

     The following discussion is a summary of the material United States federal income and estate tax consequences resulting from the purchase, ownership, and disposition of the notes or common stock by non-U.S. holders.

     Payment of Interest

     Generally, interest income of a non-U.S. holder that is not effectively connected with a United States trade or business is subject to withholding tax at a 30% rate (or, if applicable, a lower treaty rate). Interest paid on a note by us or our agent to a non-U.S. holder, however, will qualify for the “portfolio interest exemption” and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the non-U.S. holder and provided that the non-U.S. holder:

•	does not actually or constructively own (pursuant to the conversion feature of the notes or otherwise) 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	is not a controlled foreign corporation related to us actually or constructively through stock ownership;

•	is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) provides a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) is a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute form) has been received by it from the non-U.S. holder or qualifying intermediary and furnishes us or our agent with a copy. The Treasury regulations provide special certification rules for notes held by a foreign partnership and other intermediaries.

     A non-U.S. holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% on payments of interest, unless the interest is effectively connected with the conduct of a United States trade or business of the holder or a lower treaty rate applies and, in either case, the non-U.S. holder provides us or our agent with proper certification as to the holder’s exemption from withholding. Except to the extent that an applicable treaty otherwise provides, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder with respect to interest if the interest income is effectively connected with a United States trade or business of the non-U.S. holder. Effectively connected interest received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to branch profits tax, it is not subject to withholding tax if the non-U.S. holder delivers a properly executed Form W-8ECI to us or our agent.

     Sale, Exchange or Redemption of the Notes

     A non-U.S. holder of a note will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, or redemption of a note (including the receipt of cash in lieu of fractional shares upon conversion of a note into common stock but not including any amount representing interest) unless:

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange, or redemption, and certain other conditions are met;

•	such gain is effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder;

•	the non-U.S. holder is subject to Code provisions applicable to certain United States expatriates; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and, assuming that the common stock is deemed to be “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

     We believe we are not currently, and do not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.

     Conversion of the Notes

     Generally, a non-U.S. holder will not be subject to United States federal income tax or withholding tax upon the conversion of a note into common stock. Any gain recognized as a result of a non-U.S. holder’s receipt of cash (including cash received in lieu of fractional shares) will generally not be subject to United States federal income tax. See “Non-U.S. Holders—Sale, Exchange, or Redemption of the Notes.” However, amounts received that are allocable to accrued but unpaid interest will be treated as set forth above in “Non-U.S. Holders—Payment of Interest.”

     Adjustments of the Conversion Ratio

     The conversion price on the notes is subject to adjustment under certain circumstances. An adjustment could potentially give rise to a deemed distribution to non-U.S. holders of the notes. See “U.S. Holders—Adjustments of the Conversion Ratio” above. In that case, the deemed distribution would be subject to the rules below regarding withholding of United States federal income tax on dividends in respect of common stock. See “Non-U.S. Holders—Dividends on the Common Stock” below.

     Dividends on the Common Stock

     Distributions by us with respect to the common stock that are treated as dividends paid (or deemed paid) as described above under “U.S. Holders—Dividends on the Common Stock” to a non-U.S. holder (excluding dividends that are effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate unless a lower rate is provided by an applicable tax treaty and the non-U.S. holder timely furnishes a properly completed Form W-8BEN (or any successor form), duly executed under penalties of perjury, certifying that such non-U.S. holder is entitled to the reduced or zero percent withholding tax rate under such treaty. Dividends for this purpose may include stock distributions treated as deemed dividends as discussed in “U.S. Holders—Adjustments of the Conversion Ratio,” above.

     Except to the extent that an applicable tax treaty otherwise provides, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct by a

non-U.S. holder of a trade or business within the United States. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to United States withholding tax if the non-U.S. holder delivers a properly executed Form W-8ECI to us or our agent.

     Sale of the Common Stock

     A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale of common stock unless one of the conditions described in “Non-U.S. Holders—Sale, Exchange or Redemption of the Notes” is satisfied.

     Death of a Non-U.S. Holder

     A note held by an individual who is a non-U.S. holder at the time of his death will not be included in the decedent’s gross estate for United States federal estate tax purposes, provided that, at the time of the non-U.S. holder’s death, he did not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to such notes would not have been effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States.

     Common stock held by an individual who at the time of death is not a citizen or resident of the United States, as specially defined for United States federal estate tax purposes, will be included in that individual’s estate for United States federal estate tax purposes. The applicable rate of tax may be reduced or eliminated if an estate tax treaty otherwise applies.

     Information Reporting and Backup Withholding

     In general, United States information reporting requirements and backup withholding tax will apply to payments on the note or common stock to a non-U.S. holder unless the statement described in “Non-U.S. Holders—Payment of Interest” or “Non-U.S. Holders—Dividends on the Common Stock” is duly provided by such non-U.S. holder, and we or our agent do not have actual knowledge that the holder is a United States person. The payment of proceeds from the sale of the note or common stock by a broker to a non-U.S. holder is generally not subject to information reporting and backup withholding, if the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption. If the sale of the note or common stock is effected outside the United States by a foreign office, information reporting requirements will not apply to any payment of the proceeds, unless the broker is:

•	a United States person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for United States federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more United States persons or which engages in a United States trade or business.

     In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

     Any amount withheld under backup withholding is allowable as a credit against the non-U.S. holder’s United States federal income tax liability and may entitle such non-U.S. holder to a refund, provided that the required information is furnished to the IRS.

     THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A HOLDER OF NOTES, OR SHARES OF COMMON STOCK THAT ARE RECEIVED UPON CONVERSION OF THE NOTES, IN LIGHT OF A HOLDER’S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES, OR SHARES OF COMMON STOCK THAT ARE RECEIVED UPON CONVERSION OF THE NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

SELLING SECURITYHOLDERS

     In June 2003, the notes offered hereby were originally issued by Tekelec to Morgan Stanley & Co. Incorporated and resold by Morgan Stanley & Co. Incorporated in transactions exempt from the registration requirements of the Securities Act. The selling securityholders, including their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus or any applicable prospectus supplement any or all of the notes and common stock issuable upon conversion of the notes. When we refer to “selling securityholders” in this prospectus, we mean the selling securityholders listed in the table below, as well as their respective transferees, pledgees, donees and successors.

     The following table is based upon information provided to us by or on behalf of each selling securityholder on or before December 1, 2003 and indicates with respect to each selling securityholder:

-	the name of the selling securityholder;

-	the maximum aggregate principal amount of the notes that such selling securityholder may offer under this prospectus;

-	the number of shares of our common stock beneficially owned by such selling securityholder as of December 1, 2003;

-	the maximum number of shares of common stock that may be offered for the account of such selling securityholder under this prospectus; and

-	the number of shares of common stock that such selling securityholder will beneficially own upon completion of the offering under this prospectus assuming the selling securityholder disposes of all of the securities offered by such selling securityholder under this prospectus and does not acquire any additional notes or common stock.

     If each selling securityholder named below converted all of its notes and except where otherwise indicated, each would own less than 1% of our outstanding shares of common stock based on 61,558,848 shares of our common stock outstanding on December 1, 2003.

     We have not attempted to verify the information provided to us by the selling securityholders. The selling securityholders named below may, in transactions exempt from the registration requirements of the Securities Act, have sold, transferred or otherwise disposed of all or a portion of their notes and common stock since the date on which they provided the information in the table regarding their notes and common stock. Any such transactions would affect the data in the table.

     To our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with Tekelec. This prospectus covers all of the notes and common stock shown in the table below, and we may from time to time supplement or amend this prospectus to reflect changes in the required information regarding the selling securityholders named below and to include additional selling securityholders.

Number of
			Shares of		Number of
	Principal		Common	Number of	Shares of
	Amount of		Stock	Shares of	Common
	Notes		Beneficially	Common	Stock
	Beneficially	Percentage of	Owned	Stock That	Beneficially
	Owned That	Notes	Prior to the	May Be	Owned After
Name	May Be Sold	Outstanding	Offering(1)	Sold(2)	the Offering

1976 Distribution Trust FBO A.R. Lauder/Zinterhöfer	$9,000	*	0	458	0
2000 Revocable Trust FBO A.R. Lauder/ Zinterhöfer	7,000	*	0	355	0
Advent Convertible Master (Cayman) L.P.	9,774,000	7.8%	0	497,404	0

			Number of
			Shares of		Number of
	Principal		Common	Number of	Shares of
	Amount of		Stock	Shares of	Common
	Notes		Beneficially	Common	Stock
	Beneficially	Percentage of	Owned	Stock That	Beneficially
	Owned That	Notes	Prior to the	May Be	Owned After
Name	May Be Sold	Outstanding	Offering(1)	Sold(2)	the Offering

Aim Alternative Asset Partners 1, L.P.	150,000	*	17,500	7,633	17,500
Alcon Laboratories	415,000	*	0	21,119	0
Allentown City Firefighters Pension Plan	22,000	*	0	1,119	0
Allentown City Officers & Employees Pension Fund	17,000	*	0	865	0
Allentown City Police Pension Plan	39,000	*	0	1,984	0
Alpha US Sub Fund 4 LLC	453,000	*	0	23,053	0
Alpine Associates	6,600,000	5.3	0	335,877	0
Alpine Partners, L.P.	900,000	*	0	45,801	0
Arapahoe County Colorado	58,000	*	0	2,951	0
Arlington County Employees Retirement System	720,000	*	0	36,641	0
Argent Classic Convertible Arbitrage Fund, L.P.	300,000	*	0	15,267	0
Asante Health Systems	95,000	*	0	4,834	0
Bancroft Convertible Fund, Inc.	750,000	*	0	38,167	0
Bernische Lehrer Verischerungskasse	400,000	*	0	20,356	0
British Virgin Islands Social Security Board	95,000	*	0	4,834	0
Calamos Market Neutral Fund – Calamos Investment Trust	3,500,000	2.8	0	178,117	0
Cheyne Fund LP	560,000	*	0	28,498	0
Cheyne Leverage Fund LP	334,000	*	0	16,997	0
CIP Limited Duration Company	71,000	*	0	3,613	0
Citadel Equity Fund Ltd.	21,685,000	17.3	0	1,103,562 (3)	0
Citadel Jackson Investment Fund Ltd.	2,815,000	2.3	0	143,257	0
City and County of San Francisco Retirement System	1,589,000	1.3	0	80,865	0
City of New Orleans	219,000	*	0	11,145	0
City University of New York	161,000	*	0	8,193	0
CNH CA Master Account, L.P.	250,000	*	0	12,722	0
Consulting Group Capital Markets Funds	820,000	*	0	41,730	0
CS Alternative Strategy Limited	35,000	*	0	1,781	0
DBAG London	2,500,000	2.0	0	127,226	0
Deephaven Domestic Convertible Trading Ltd.	986,000	*	0	50,178	0
Delaware Public Employees Retirement System	1,664,000	1.3	0	84,681	0
Ellsworth Convertible Growth and Income Fund, Inc.	750,000	*	0	38,167	0
Grace Convertible Arbitrage Fund, Ltd.	2,500,000	2.0	0	127,226	0
Grady Hospital Foundation	142,000	*	0	7,226	0
Guggenheim Portfolio Co. XV, LLC	500,000	*	0	25,445	0
Hamilton Multi-Strategy Master Fund, L.P.	500,000	*	0	25,445	0
Hfr Arbitrage Fund	517,000	*	0	26,310	0
Jefferies Umbrella Fund Global Convertible Bonds	850,000	*	0	43,257	0
KBC Financial Products USA, Inc.	1,000,000	*	0	50,890	0
LDG Limited	120,000	*	0	6,106	0
Lyxor	1,160,000	*	0	59,033	0
Marathon Global Convertible Master Fund	9,600,000	7.7	0	488,549	0
McMahan Securities Co. L.P.	500,000	*	0	25,445	0
Man Convertible Bond Master Fund, Ltd.	2,645,000	2.1	0	134,605	0
Morgan Stanley & Co. Incorporated	536,000	*	0	27,277	0
Municipal Employees	258,000	*	0	13,129	0
National Benefit Life Insurance Company	6,000	*	0	305	0
New Orleans Firefighters Pension/Relief Fund	145,000	*	0	7,379	0
Nisswa Master Fund Ltd.	250,000	*	0	12,722	0
Occidental Petroleum Corporation	288,000	*	0	14,656	0
Onyx Fund Holdings, LDC	1,000,000	*	0	50,890	0
Policeman & Firemen Retirement System of the City of Detroit	454,000	*	0	23,104	0
Primerica Life Insurance Company	59,000	*	0	3,002	0
Pro-mutual	807,000	*	0	41,068	0
Ramius Capital Group	500,000	*	0	25,445	0
Ramius Master Fund, Ltd.	4,725,000	3.8	0	240,458	0
Ramius Partners II, LP	150,000	*	0	7,633	0
RBC Alternative Assets LP - Conv Arb	225,000	*	0	11,450	0
RCG Latitude Master Fund, Ltd.	4,725,000	3.8	0	240,458	0
RCG Multi Strategy Master Fund, Ltd.	750,000	*	0	38,167	0
S.A.C. Capital Associates, LLC	8,750,000	7.0	46,600	445,292	46,600
Salomon Brothers Asset Management, Inc.	4,875,000	3.9	0	248,091	0
South Dakota Retirement System	2,000,000	1.6	0	101,781	0
Sphinx Convertible Arbitrage Fund SPC	14,000	*	0	712	0
St. Thomas Trading, Ltd.	9,055,000	7.2	0	460,814	0
State of Maryland Retirement Agency	3,445,000	2.8	0	175,318	0
Tag Associates	96,000	*	0	4,885	0
TD Securities (USA) Inc.	1,500,000	1.2	0	76,335	0
The Grable Foundation	95,000	*	0	4,834	0
The Standard Fire Insurance Company	113,000	*	0	5,750	0
The Travelers Casualty & Surety Company of Illinois	151,000	*	0	7,684	0
The Travelers Indemnity Company	113,000	*	0	5,750	0
The Travelers Insurance Company - Life	416,000	*	0	21,170	0
The Travelers Insurance Company Separate Account TLAC	12,000	*	0	610	0
The Travelers Life and Annuity Company	30,000	*	0	1,526	0
TQA Master Plus Fund, Ltd.	880,000	*	0	44,783	0
Travelers Series Trust Convertible Bond Portfolio	100,000	*	0	5,089	0
Trustmark Insurance	366,000	*	0	18,625	0
UBS AG London	750,000	*	0	38,167	0
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd.	2,000,000	1.6	0	101,781	0
Univest Multi Strategy Fund - Conv Arb	225,000	*	0	11,450	0
Wolverine Asset Management, LLC	1,369,000	1.1	0	69,669	0

			Number of
			Shares of		Number of
	Principal		Common	Number of	Shares of
	Amount of		Stock	Shares of	Common
	Notes		Beneficially	Common	Stock
	Beneficially	Percentage of	Owned	Stock That	Beneficially
	Owned That	Notes	Prior to the	May Be	Owned After
Name	May Be Sold	Outstanding	Offering(1)	Sold(2)	the Offering

WPG Convertible Arbitrage Overseas Master Fund	650,000	*	0	33,078	0
WPG MSA Convertible Arbitrage Fund	150,000	*	0	5,089	0
Xavex - Convertible Arbitrage 5 Fund	750,000	*	0	38,167	0
Zazove Convertible Arbitrage Fund, L.P.	2,500,000	2.0	0	127,226	0
Zazove Hedged Convertible Fund, L.P.	500,000	*	0	25,445	0

Total	$125,000,000 (3)	100.0%	64,100	6,361,325 (4)	64,100

*	Less than one percent.

(1)	The numbers in this column do not include the shares of common stock issuable upon conversion of the notes, which shares are listed in the column to the right of this column. The shares of common stock listed in this column are not covered by this prospectus.

(2)	The numbers in this column assume conversion at the initial conversion rate of 50.8906 shares of common stock per $1,000 principal amount of notes. This conversion rate and the number of shares issuable upon conversion are subject to adjustment under certain circumstances.

(3)	Column does not add up to this exact amount because certain of the listed selling securityholders have sold, transferred or otherwise disposed of their notes since requesting that they be included as selling securityholders in this prospectus.

(4)	Column does not add up to this exact amount due to rounding of fractional shares and due to the reason cited in footnote (3) above.

PLAN OF DISTRIBUTION

     The selling securityholders and their successors, including their transferees, pledgees or donees, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes or common stock. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. We will not receive any of the proceeds from the sale of these securities.

     The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

     In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling securityholders may also sell short the notes or the common stock into which the notes are convertible and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     The selling securityholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the notes or shares of common stock, and if the selling securityholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the notes or shares of common stock from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling securityholders, in order for the notes or shares of common stock to be sold under cover of the registration statement of which this prospectus is a part, unless permitted by law, we must distribute a prospectus supplement and/or an amendment to such registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee, secured party or other successors in interest as selling securityholders under this prospectus.

     Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

     In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, in a post-effective amendment to the registration statement of which this prospectus is a part.

     We have agreed, among other things, to bear all fees and expenses, other than selling expenses, commissions and discounts, and expenses of counsel to the selling securityholders, in connection with the registration and sale of the notes and the shares of common stock covered by the prospectus.

     There can be no assurance that any selling securityholder will sell any or all of the notes or the underlying common stock described herein, and any selling securityholder may transfer, devise or gift such securities by other means not described herein. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

LEGAL MATTERS

     Certain legal matters relating to the notes and common stock issuable upon conversion of the notes will be passed upon for Tekelec by Bryan Cave LLP, Santa Monica, California. Ronald W. Buckly, Tekelec’s Vice President and General Counsel, was of counsel to Bryan Cave LLP until October 31, 2003. Bryan Care LLP has provided legal services to Tekelec since March 1996.

EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Tekelec for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The financial statements of Santera Systems Inc. as of December 31, 2001 and 2002, and for each of the two years in the period ended December 31, 2002, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in the Current Report on Form 8-

K/A filed by Tekelec with the Securities and Exchange Commission on June 25, 2003, incorporated herein by reference, and have been so incorporated in reliance on their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at:

450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

     Our common stock is quoted on the Nasdaq National Market under the symbol “TKLC,” and our Securities and Exchange Commission filings can also be read at the following address:

Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006

     Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

     We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission (excluding those filings made under Items 9 or 12 of Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until we have sold all of the notes and common stock to which this prospectus relates or the offering is otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002.

•	Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

•	Our Current Reports on Form 8-K filed on April 30, 2003, May 7, 2003, June 11, 2003 and June 16, 2003 and our Current Reports on Form 8-K/A filed on June 25, 2003, September 16, 2003 and December 10, 2003.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Office of the Secretary
Tekelec
26580 West Agoura Road,
Calabasas, California 91302
(telephone (818) 880-5656).

$125,000,000

TEKELEC

2.25% Senior Subordinated Convertible Notes
Due 2008

PROSPECTUS

December 12, 2003